UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                 to
Commission file number 1-6089

H&R Block Retirement Savings Plan
(Full title of the Plan)
Employer ID No: 43-1632589
Plan Number: 002
H&R Block, Inc.
One H&R Block Way
Kansas City, Missouri 64105
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

H&R BLOCK RETIREMENT SAVINGS PLAN
TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2012	3
Notes to Financial Statements as of December 31, 2012 and 2011, and for the Year Ended December 31, 2012	4
SUPPLEMENTAL SCHEDULE—*
Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2012	14
SIGNATURE	16
EXHIBIT
Consent of Independent Registered Public Accounting Firm	17

*
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Employee Benefits Committee of
the H&R Block Retirement Savings Plan
Kansas City, Missouri

We have audited the accompanying statements of net assets available for benefits of the H&R Block Retirement Savings Plan (the "Plan") as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. This schedule has been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Kansas City, Missouri
May 20, 2013

H&R BLOCK RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS:
Participant directed investments, at fair value:
Mutual funds	$418,050,699	$392,881,948
H&R Block, Inc. common stock fund	9,836,007	9,866,917
Common collective trust	43,601,569	47,067,420
Self-directed brokerage accounts	4,665,083	5,854,244
Total participant directed investments, at fair value	476,153,358	455,670,529
Receivables:
Employer contributions	3,283,502	3,572,037
Participant contributions	2,613	552,091
Notes receivable from participants	4,223,740	5,336,042
Total receivables	7,509,855	9,460,170
NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	$483,663,213	$465,130,699
ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT- RESPONSIVE STABLE VALUE FUND (NOTE 2)	(820,555)	218,107
NET ASSETS AVAILABLE FOR BENEFITS	$482,842,658	$465,348,806
See notes to financial statements.

H&R BLOCK RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2012

ADDITIONS:
Investment income:
Dividends	$14,412,446
Net appreciation in fair value of investments	40,937,065
Net investment income	55,349,511
Interest income on notes receivable from participants	233,295
Contributions:
Employer	11,379,964
Participant	27,072,615
Rollover	787,544
Total contributions	39,240,123
Total additions	94,822,929
DEDUCTIONS:
Benefits paid to participants	77,272,472
Administrative expenses	56,605
Total deductions	77,329,077
Increase in net assets	17,493,852
Net assets available for benefits:
Beginning of year	465,348,806
End of year	$482,842,658
See notes to financial statements.

H&R BLOCK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012 AND 2011, AND FOR THE YEAR ENDED DECEMBER 31, 2012

1.	DESCRIPTION OF THE PLAN
The following description of the H&R Block Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General
The Plan is a defined contribution plan sponsored by H&R Block Management, LLC, which is a wholly owned subsidiary of H&R Block, Inc. (the “Company” or “Plan Sponsor”) for its employees and the employees of certain of its affiliates. The Plan became effective on January 1, 1985 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
The Plan provides for selection of an administrative committee, a plan administrator and a trustee by the members of H&R Block Management, LLC. The administrative committee is responsible for the general administration of the Plan and the interpretation of its provisions. The plan administrator is responsible for the reporting and disclosure requirements under ERISA. Fidelity Management Trust Company (“Fidelity”) is the Plan’s record keeper and trustee.
Eligibility
The timing of an employee’s eligibility for participation in the Plan depends on whether the employee is classified as a nonseasonal employee or seasonal employee. With respect to participant contributions and employer discretionary matching contributions: (a) nonseasonal employees are automatically enrolled in the Plan beginning the first day of the month following or coinciding with the date they complete 90 “Days of Service,” as such term is defined in the Plan, and (b) seasonal employees are automatically enrolled in the Plan beginning with the first participation date (January 1 or July 1) following or coinciding with the date they complete a “Year of Service,” as such term is defined in the Plan. With respect to employer discretionary profit sharing contributions, both nonseasonal and seasonal employees are eligible to participate beginning the first day of the Plan year that immediately precedes or is coincident with the date the employee completes a “Year of Service.”
Contributions
Participants may make pre-tax contributions up to seventy-five percent of their eligible compensation, as defined in the Plan document, subject to Internal Revenue Code (“IRC”) limitations. Participants age 50 and over may make pre-tax contributions from zero to one-hundred percent of their compensation, subject to IRC limitations. The Company may make discretionary matching contributions of up to one hundred percent of a participant’s contributions, not to exceed five percent of the participant’s compensation. The Company may also elect to make discretionary profit sharing contributions, which would be allocated among participant accounts based on the participant’s eligible compensation. For the year ended December 31, 2012, the Company contributed $11,379,964 for the discretionary matching contribution. No discretionary profit sharing contributions were made during the year ended December 31, 2012.

H&R BLOCK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012 AND 2011, AND FOR THE YEAR ENDED DECEMBER 31, 2012

Vesting
Participant contributions, employer discretionary matching contributions, employer discretionary profit sharing contributions, and earnings thereon, are fully vested and nonforfeitable at all times.
Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, Plan earnings, the employer’s discretionary matching contribution, if any, and allocations of employer discretionary profit sharing contributions, if any. Participant accounts are charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments
Participants direct the investment of their contributions, employer discretionary matching contributions and employer discretionary profit sharing contributions into various investment options offered by the Plan. The Plan currently offers twenty-one mutual funds, a Company common stock fund, a self-directed brokerage account, and a common collective trust fund as investment options for participants. Participants have purchased shares of mutual funds and money market funds through the self-directed brokerage account.
Notes Receivable From Participants
Participants may borrow from their fund accounts a minimum of $1,000 and are limited to the lesser of $50,000 less the highest outstanding loan balance in the previous 12 months or fifty percent of the participant’s vested account balance. The loans are secured by the balance in the participant’s account and bear interest equal to the prime lending rate established by the Federal Reserve on the first business day of the month in which the loan is requested plus 1%. Interest rates range from 4.0% to 10.5%. The loans are payable over one to five years except for loans for the purchase of a residence, which may be longer. Principal and interest is paid ratably through payroll deductions.
Payment of Benefits
Generally, distributions may not be made to a participant, or in the case of death, a participant’s beneficiary, until administratively feasible following the earliest of the participant’s death, disability, retirement or severance from employment. Distributions are in the form of a lump sum cash payment, unless the participant elects to defer payment.

H&R BLOCK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012 AND 2011, AND FOR THE YEAR ENDED DECEMBER 31, 2012

Forfeited Accounts
At December 31, 2012 and 2011, forfeited accounts totaled $121 and $5,480 respectively. These accounts are to be used first to reduce administrative expenses of the Plan, then to reduce employer discretionary matching contributions and then to reduce employer discretionary profit sharing contributions. During the year ended December 31, 2012, forfeited nonvested accounts of $51,078 were used to pay Plan expenses.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment instruments, including a Company common stock fund, mutual funds, a self-directed brokerage account and a common collective trust fund. Investment securities, in general, are exposed to various risks such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds, including those in self-directed brokerage accounts, are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Fair value of the H&R Block, Inc. common stock fund is determined by the trustee based on the fair market value of the underlying investments within the fund. The common collective trust fund is stated at fair value as determined by the issuer of the common collective trust fund based on the fair market value of the underlying investments. The Morley Stable Value Fund (the “Fund”) and the SEI Stable Asset Fund (the "Trust) are common collective trust funds that are considered to be stable value funds with underlying investments in benefit-responsive investment contracts and are valued at the fair value of the underlying investments and then adjusted by the issuer to contract value. Fair value of the stable value funds are the net asset value of its underlying investments and contract value is principal plus accrued interest. Effective November 1, 2012, the Trust was closed and existing balances in the Trust were transferred to the Fund.

H&R BLOCK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012 AND 2011, AND FOR THE YEAR ENDED DECEMBER 31, 2012

The H&R Block, Inc. common stock fund, which is made up of Company common stock and a money market fund, and the Fund and the Trust are maintained on a unit value basis. Participants do not have beneficial ownership in the specific underlying securities or other assets in the funds, but do have an interest therein represented by units valued daily. The funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.
The Fund and the Trust are collective investment trusts designed for retirement trusts exempt from federal income tax under Section 501(a) of the Internal Revenue Code of 1986, as amended, and governmental deferred compensation plans. The objective of the Fund is to provide preservation of capital, relatively stable returns consistent with its comparatively low risk profile, and liquidity for benefit-responsive payments. The Fund seeks to achieve this objective by investing in a variety of high quality stable value investment contracts, as well as cash and cash equivalents. Investment contracts include guaranteed investment contracts (GICs) issued by insurance companies and synthetic investment contracts or wrap contracts issued by insurance companies or banks. The Trust primarily invested in a variety of investment contracts such as GICs and other investment products (separate account contracts, synthetic GICs and collective investment trusts) with similar characteristics. There were no unfunded commitments to the Fund as of December 31, 2012.
The crediting rate for the Fund is based on a formula agreed upon with the issuer and includes such factors as market value of the portfolio, book value of the portfolio, weighted average duration of the portfolio, and annualized dollar or duration weighted yield to maturity of the portfolio. GICs are typically issued with a fixed crediting rate and a fixed maturity date that does not change over the life of the contract. Wrap contracts typically reset on a monthly or quarterly basis as negotiated with the wrap issuer. The wrap contract issuer guarantees a minimum 0% crediting rate. A number of factors can influence future crediting rates, which include but are not limited to: portfolio cash flows, underlying portfolio performance, current market interest rates for reinvestment, duration posture, change in credit ratings, default or bankruptcy by an asset or wrap issuer, the unexpected receipt of principal and interest payments, extraordinary withdrawals and certain wrap contract terms, including wrap fees.
The crediting rate for the Trust was based on two primary formulas and included such factors as market value of underlying assets, contract value of the wrap, weighted average duration of the underlying assets, contract fees and weighted average yield to maturity of the underlying assets. Traditional GICs do not reset their crediting rates as they provide a fixed rate of interest over the term to maturity of the contract. Synthetic GICs are designed to reset their respective crediting rate typically on a quarterly basis. Synthetic GICs cannot credit interest at a rate less than zero percent. The crediting rate of separate account contracts and synthetic GICs track current market yields on a trailing basis. Primary variables which impacted future crediting rates on separate account contracts and synthetic GICs include: current yield of the assets backing the wrap contract, duration of the assets backing the wrap contract, existing differences between the market value of the assets backing the wrap and contract value of the wrap contract.
The average yield earned by the Fund at December 31, 2012 was 0.87% representing the annualized earnings of all investments in the Fund divided by the period end fair value. The average yield earned by the Fund at December 31, 2012 was 1.42% representing the annualized earnings credited to participants in the Fund (the crediting rate), divided by the period end fair value of all investments in the Fund.
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents invested principal plus accrued interest thereon. Certain events limit the ability of the Plan to transact at contract value with the Fund. Such events may include, but are not limited to: Fund administration amendments or changes, merger or consolidation of investors, group terminations or layoffs, implementation of an early retirement program, termination or partial termination of the Fund, failure to meet certain tax qualifications, participant communication that is designed to influence participants not to invest in the Fund, transfers to competing options without meeting the equity wash provisions of the Fund, and plan sponsor withdrawals without the appropriate notice to the Fund. The Plan administrator believes that any events that would limit the Plan’s ability to transact at contract value with participants are not probable.
Withdrawals from the Fund for benefit payments and participant transfers to noncompeting options to be paid to plan participants will be made within 30 days after written notification has been received.

H&R BLOCK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012 AND 2011, AND FOR THE YEAR ENDED DECEMBER 31, 2012

The statements of net assets available for benefits present the common collective trust fund at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive stable value fund from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.
Management fees and operating expenses charged to the Plan for investments in mutual funds, the common collective trust fund, the self-directed brokerage account and the Company common stock fund are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Administrative Expenses
All administrative expenses incurred by the Plan are paid by the Plan, except to the extent paid by the Company. To the extent forfeitures are not used to pay administrative expenses of the Plan, such expenses are covered using participant account balances.
Payment of Benefits
Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $105,864 and $116,117 at December 31, 2012 and 2011, respectively.
New Accounting Standards
In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. Under the amendments in this guidance, an entity is required to provide additional disclosures about the valuation processes and sensitivities of Level 3 assets and the categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position, but for which the fair value is required to be disclosed. The amendments in this guidance also required information about transfers between Level 1 and Level 2. The Plan adopted this guidance on January 1, 2012, and it did not have a material effect on our financial statements.

3.	FAIR VALUE MEASUREMENTS
The fair values of investments are classified based on the lowest level of any input that is significant to the fair value measurement. The Plan used the following methods to determine fair value:
Level 1 – Inputs to the valuation are quoted prices in an active market for identical assets.
Level 2 – Inputs to the valuation include quoted prices for similar assets in active markets utilizing a third-party pricing service to determine fair value.
Level 3 – Valuation is based on significant inputs that are unobservable in the market and our own estimates of assumptions that we believe market participants would use in pricing the asset. At December 31, 2012 and 2011, there were no Level 3 investments.

H&R BLOCK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012 AND 2011, AND FOR THE YEAR ENDED DECEMBER 31, 2012

The methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table provides the amounts and their corresponding level of hierarchy for our investments that are measured at fair value:

At December 31, 2012	Total	Level 1	Level 2	Level 3
ASSETS:
Mutual Funds:
Small Cap	$17,913,799	$17,913,799	—	—
Mid Cap	25,739,845	25,739,845	—	—
Large Cap	124,540,854	124,540,854	—	—
International	28,891,205	28,891,205	—	—
Retirement Income	90,160,889	90,160,889	—	—
Balanced Moderate Allocation	88,230,361	88,230,361	—	—
Income	42,573,746	42,573,746	—	—
Total Mutual Funds	418,050,699	418,050,699
H&R Block, Inc. common stock fund	9,836,007	—	9,836,007	—
Common collective trust	43,601,569	3,052,110	40,549,459	—
Self-directed brokerage accounts	4,665,083	—	4,665,083	—
Total	$476,153,358	$421,102,809	$55,050,549	$—

H&R BLOCK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012 AND 2011, AND FOR THE YEAR ENDED DECEMBER 31, 2012

At December 31, 2011	Total	Level 1	Level 2	Level 3
ASSETS:
Mutual Funds:
Small Cap	$15,740,423	$15,740,423	—	—
Mid Cap	23,457,332	23,457,332	—	—
Large Cap	117,711,278	117,711,278	—	—
International	27,140,195	27,140,195	—	—
Retirement Income	79,609,252	79,609,252	—	—
Balanced Moderate Allocation	90,182,139	90,182,139	—	—
Income	39,041,329	39,041,329	—	—
Total Mutual Funds	392,881,948	392,881,948
H&R Block, Inc. common stock fund	9,866,917	—	9,866,917	—
Self-directed brokerage accounts	5,854,244	—	5,854,244	—
Common collective trust	47,067,420	—	47,067,420	—
Total	$455,670,529	$392,881,948	$62,788,581	$—
Effective November 1, 2012, the Plan terminated its investment in the Trust and all existing balances in the Trust were transferred to the Fund. There were no transfers between hierarchy levels during 2012 or 2011.

4.	INVESTMENTS
During the year ended December 31, 2012, the Plan’s investments (including gains and losses on investments bought, sold, and held during the year) appreciated in fair value as follows:

H&R Block, Inc. common stock fund	$1,255,303
Self-directed brokerage accounts	389,717
Mutual funds	39,292,045

Net appreciation in fair value of investments	$40,937,065

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2012 and 2011 are as follows:

	2012	2011
American Funds EuroPacific Growth Fund R5	$28,891,205	$27,140,195
T. Rowe Price Equity Income Fund Advisor Class	46,777,058	46,871,909
American Funds Growth Fund of America Class R5(1)	23,521,845	20,655,224
Vanguard Institutional Index Fund	54,241,951	50,184,135
Fidelity Low Priced Stock	25,739,845	23,457,322
Oakmark Equity and Income	88,230,361	90,182,105
PIMCO Total Return Fund	42,573,746	39,041,329
Morley Stable Value Fund(2)	43,601,569	—
SEI Stable Asset Fund(3)	—	47,067,420

(1)	Fund did not meet 5% requirement on December 31,2011. Balance presented for comparative purposes only.

(2)	New fund in 2012.

(3)	Fund was terminated on November 1, 2012. Balance presented for comparative purposes only.

H&R BLOCK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012 AND 2011, AND FOR THE YEAR ENDED DECEMBER 31, 2012

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain plan investments are shares of mutual funds managed by Fidelity. Fidelity is the record keeper and trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. In addition, the H&R Block, Inc. common stock fund includes an investment in the common stock of H&R Block, Inc., and therefore, these transactions also qualify as exempt party-in-interest transactions.

6.	PLAN TERMINATION
Although the Company has not expressed any intent to do so, it has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan and under ERISA.

7.	FEDERAL INCOME TAX STATUS
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated June 17, 2011, that the Plan and related trust are designed in accordance with the applicable regulations of the Internal Revenue Code (“IRC”). As a result, the Plan is qualified and the related trust continues to be tax-exempt. The Plan has been amended since this date, however, the Company and Plan management believe the Plan is currently designed and operating in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.
The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan administrator is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS and the Department of Labor (DOL). The Plan is subject to routine audits by taxing jurisdictions for tax years for which the applicable statutes of limitations have not expired; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

H&R BLOCK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012 AND 2011, AND FOR THE YEAR ENDED DECEMBER 31, 2012

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2012 and 2011:

	2012	2011
Net assets available for benefits per the financial statements	$482,842,658	$465,348,806
Adjustments from contract value to fair value for fully benefit-responsive stable value fund	820,555	(218,107)
Amounts allocated to withdrawing participants	$(105,864)	$(116,117)
Total investments (current value column) per Form 5500 schedule of assets (held at end of year)	$483,557,349	$465,014,582
For the year ended December 31, 2012, the following is a reconciliation of the change in net assets per the financial statements to net income on the Form 5500:

Increase in net assets per the financial statements	$17,493,852
Change in fair value for fully benefit responsive stable value fund	1,038,662
Change in amounts allocated to withdrawing participants	10,253

Net income per Form 5500	$18,542,767

For the year ended December 31, 2012, the following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

Total distributions to participants per the financial statements	$77,272,472
Add: Amounts allocated to withdrawing participants at December 31, 2012	105,864
Less: Amounts allocated to withdrawing participants at December 31, 2011	(116,117)

Total distributions to participants per the Form 5500	$77,262,219

9.	Subsequent Event
Effective January 1, 2013, the Company changed its discretionary matching contribution to be up to 100% of a participant's contribution, not exceed four percent of the participant's compensation.
*****

H&R Block Retirement Savings Plan
EIN: 43-1632589, Plan Number: 002
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012

(a) Identity of Issuer or Borrower, Lessor or Similar Party	(b) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(c) Shares/Units Held	(e) Current Value
H&R Block, Inc. Common Stock Fund:*
H&R Block, Inc.	Common Stock	518,861	$9,635,241
Cash	Cash	200,766	200,766
Total H&R Block, Inc. Common Stock Fund			9,836,007
Mutual funds:
American Funds Group	EuroPacific Growth Fund R5	702,436	28,891,205
American Funds Group	Growth Fund of America Class R5	685,768	23,521,845
Fidelity Freedom Funds*	FidelityFreedom 2000 Fund	198,898	2,460,363
Fidelity Freedom Funds*	FidelityFreedom 2005 Fund	302,156	3,387,166
Fidelity Freedom Funds*	FidelityFreedom 2010 Fund	442,521	6,248,395
Fidelity Freedom Funds*	FidelityFreedom 2015 Fund	987,474	11,662,069
Fidelity Freedom Funds*	FidelityFreedom 2020 Fund	940,035	13,451,903
Fidelity Freedom Funds*	FidelityFreedom 2025 Fund	1,159,505	13,856,090
Fidelity Freedom Funds*	FidelityFreedom 2030 Fund	768,541	10,936,343
Fidelity Freedom Funds*	FidelityFreedom 2035 Fund	835,740	9,886,809
Fidelity Freedom Funds*	FidelityFreedom 2040 Fund	898,020	7,417,646
Fidelity Freedom Funds*	FidelityFreedom 2045 Fund	568,976	5,564,589
Fidelity Freedom Funds*	FidelityFreedom 2050 Fund	255,010	2,458,296
Fidelity Freedom Funds*	FidelityFreedom 2055 Fund	16,405	162,082
Fidelity Freedom Funds*	FidelityFreedom Income Fund	227,937	2,669,138
Fidelity Funds*	Fidelity Low Priced Stock	651,642	25,739,845
Oakmark Funds	Oakmark Equity and Income Fund	3,095,802	88,230,361
PIMCO Funds	PIMCO Total Return Fund	3,787,700	42,573,746

H&R Block Retirement Savings Plan
EIN: 43-1632589, Plan Number: 002
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012

(a) Identity of Issuer or Borrower, Lessor or Similar Party	(b) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(c) Shares/Units Held	(e) Current Value
			(continued)
T. Rowe Price	T. Rowe Price Equity Income Fund	1,772,530	46,777,058
T. Rowe Price	T. Rowe Price Small Cap Stock Fund	530,465	17,913,799
Vanguard Group	Vanguard Institutional Index Fund	415,583	54,241,951
Total Mutual Funds			418,050,699
Common Collective Trust Fund
Union Bond & Trust Company	Morley Stable Value Fund	1,746,877	43,601,569
Self-directed brokerage accounts	BrokerageLink		4,665,083
Plan participants*	Notes receivable from participants, Interest range:
	4.0% to 10.5% with varying maturity dates through July 2028		4,223,740
Total investments (1)			$480,377,098
Column (d) omitted as cost information is not required for participant-directed assets.

* Indicates party-in-interest to the Plan.

(1)	Total investments per the Statement of Net Assets Available for Benefits excludes Notes receivables from participants.

(concluded)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
H&R Block Retirement Savings Plan
May 20, 2013
/s/ Jeffrey T. Brown
Chief Accounting and Risk Officer
H&R Block, Inc.